RMS

SECU

18005865

SEC MAIL PROCESSING
Received

FEB 28 2018

WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRO SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, 29th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Bailey 347-427-9051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Stephen Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pro Securities, LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX VLASTAKIS
Notary Public, State of New York
No. 01VL6326757
Qualified in Richmond County
Commission Expires June 22, 2019

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
United States of America

T: +1 212 697 6900
F: +1 212 626 6941

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of Pro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pro Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
We have served as the Company's auditor since 2016.
February 15, 2018

PRO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

ASSETS

Cash	$	40,253
Due from Affiliate		15,000
Other Assets		140
TOTAL ASSETS	$	55,393

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to Broker	$	12,518
Accrued expenses and other liabilities		18,560
TOTAL LIABILITIES		31,078
Member's Equity		24,315
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	55,393

See the accompanying report of independent registered public accounting firm and notes to the financial statements

PRO SECURITIES, LLC
STATEMENTS OF OPERATIONS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

	YEAR ENDED DEC 31, 2017
REVENUE:	
Commission Income - from affiliate	$ 180,000
TOTAL REVENUE	180,000
EXPENSES:	
Clearing Expenses	162,155
Affiliate Service and Support Fees	53,740
Market Data	28,000
Professional Fees	25,090
Regulatory Fees	5,948
CRD Fees	2,700
Other Expense	1,695
Bank Service Charges	255
Commission Expense	260
TOTAL EXPENSES	279,843
NET LOSS	$ (99,843)

See the accompanying report of independent registered public accounting firm and notes to the financial statements

PRO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Member's Equity - January 1, 2017	$	24,158
Capital Contribution from Parent		100,000
Net Loss		(99,843)
Member's Equity - December 31, 2017	$	24,315

See the accompanying report of independent registered public accounting firm and notes to the financial statements

PRO SECURITIES, LLC
STATEMENT OF CASH FLOWS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net Loss		$ (99,843)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (Increase) in operating assets:		
Due from broker	$ 16,215	
Commission receivable - from affiliate	15,000	
Other assets	(123)	
(Decrease) Increase in operating liabilities:		
Due to Affiliate	(4,500)	
Accrued expenses and other liabilities	743	
Total adjustments		27,335
Net Cash used in operating activities		(72,508)
Cash flow from financing activities: Parent company capital contribution		100,000
NET CHANGE IN CASH		27,492
Cash at January 1, 2017		12,761
Cash at December 31, 2017		$ 40,253

See the accompanying report of independent registered public accounting firm and notes to the financial statements

NOTE 1. ORGANIZATION

Pro Securities, LLC (the 'Company') is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an SEC and FINRA approved Alternative Trading System ("ATS"). During the year ended December 31, 2017 the Company had limited trading activity (matching orders) in the after-hours trading session. The Company's principal place of business is New York, NY.

The Company is a wholly owned subsidiary of t0.com, Inc. (formerly Medici, Inc.) which is a majority owned subsidiary of Overstock.com, Inc.

The Company is affiliated with SpeedRoute, LLC, through common ownership. For the year ended December 31, 2017, the Company derived all its income from SpeedRoute, LLC and is economically dependent on SpeedRoute, LLC. If this relationship did not exist, the results of the Company may be significantly different from the reported results.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2017, which would include highly liquid investments purchased with an original maturity of three months or less.

Revenue Recognition

Securities transactions (and the related agency commission revenue and expense) are recorded on a trade date basis.

Recent Accounting Pronouncements – Revenue Recognition

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting

NOTE 2. Significant accounting policies (continued)

Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company does not believe that the adoption of Topic 606 (as amended) will have a material effect on its results of operations, financial position and cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for tax purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, there was no taxable income earned during the year ended December 31, 2017 and accordingly no provision for income taxes was recorded. Further, management did not record a deferred tax asset associated with its net operating loss for the year ended December 31, 2017 due to the potential uncertainty of recovering this amount.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination, based on the facts, circumstances and information available at the end of

NOTE 2. Significant accounting policies (continued)

each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The Company is no longer subject to federal, state or city examinations by authorities for years before 2014.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to Board Resolutions of the parent company, t0.com, Inc, dated March 23, 2017, and October 25, 2017, capital contributions of $50,000 and $50,000 were made to the Company. At December 31, 2017, the Company had net capital of $24,175 which was $19,175 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.29 to 1 as of December 31, 2017.

NOTE 5. RELATED PARTY AND AFFILIATED TRANSACTIONS

For the year ended December 31, 2017, the Company earned commissions income of $180,000 from SpeedRoute, LLC, an entity related by common ownership.

On July 1st, 2016, the Company entered an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of t0.com, Inc. The monthly overhead fee was $4,500. On November 1st, 2017, this monthly fee was amended to $1,140. For the year ended December 31, 2017, the Company paid technology related services, rent and managerial support to t0 Technologies, LLC, in the amount of $47,280. Of this amount, there is nothing payable as of December 31, 2017.

NOTE 5. Related Party and Affiliated Transactions (continued)

On November 1st, 2017, the Company entered a service and expense sharing agreement with t0.com, Inc ("Parent"). This agreement covers payroll and personnel costs. The bi-weekly service fee is $1,615. For the year ended December 31, 2017, the Company paid service fees to the Parent in the amount of $6,460. Of this amount, there is nothing payable as of December 31, 2017.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as at December 31, 2017 or year then ended.

NOTE 7. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that

NOTE 7. Guarantees and Indemnifications (continued)

contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2017 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated the impact of all subsequent events through February 15, 2018, the date the Company's financial statements were available to be issued, and has determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

PRO SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Member's equity	$ 24,315
Less:	
Non-allowable assets	140
Net capital	24,175
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 19,175
Aggregate indebtedness	$ 31,078
Ratio of aggregate indebtedness to net capital	1.29 to 1

No material difference exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

PRO SECURITIES, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii).

Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
United States of America

T: +1 212 697 6900
F: +1 212 626 6941

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Pro Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pro Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Pro Securities, LLC stated that the company met the identified exemption provisions as of and for the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 15, 2018

PRO SECURITIES LLC'S EXEMPTION REPORT

Pro Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240. 15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Pro Securities, LLC

I, Stephen Bailey, swear that, to the best of my knowledge and belief, this Exemption Report, is true and correct.

By: [signature]

Title: FINOP

February 15, 2018

PRO SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

PRO SECURITIES, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS